SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934
(Amendment No. 2)

NEWPORT NEWS SHIPBUILDING INC.

(Name of Subject Company (issuer))

GRAIL ACQUISITION CORPORATION,

a wholly owned subsidiary of

GENERAL DYNAMICS CORPORATION

(Name of Filing Persons (offeror))

Common Stock, Par Value $.01 Per Share

(including associated Rights)
(Title of Class of Securities)

652228107

(CUSIP Number of Class of Securities)

David A. Savner, Esq.

Senior Vice President and General Counsel
General Dynamics Corporation
3190 Fairview Park Drive
Falls Church, Virginia 22042-4523
(703) 876-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Charles J. McCarthy, Esq.

Jenner & Block, LLC
One IBM Plaza
Chicago, Illinois 60611
(312) 222-9350

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

third party tender offer subject to Rule 14d-1	going-private transaction subject to Rule 13e-3
issuer tender offer subject to Rule 13e-4	amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer.

      General Dynamics Corporation, a Delaware corporation (“General Dynamics”), and Grail Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of General Dynamics hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed on May 4, 2001 and amended and supplemented by Amendment No. 1 thereto dated May 10, 2001 (as so amended and supplemented, the “Schedule TO”) with respect to Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the “Shares”), of Newport News Shipbuilding Inc., a Delaware Corporation (the “Company”), at a price of $67.50 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which have been previously filed as Exhibit (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used and not otherwise defined herein have the respective meanings assigned thereto in the Offer to Purchase.

Item 11. Additional Information.

      Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

      The following complaints have been filed in the Court of Chancery of the State of Delaware, in and for New Castle County, against the Company and members of its Board of Directors:

Date Filed	Case Name and Civil Action No.

May 9, 2001	Patricia Heinmuller, Trustee v. Newport News Shipbuilding, Inc., et al., C.A. No. 18871 NC (the “Heinmuller Complaint”)
May 10, 2001	Ellis Investments, Ltd. v. William P. Fricks, et al., C.A. No. 18873 (the “Ellis Investments Complaint”)
May 10, 2001	David Bovie v. William P. Fricks, et al., C.A. No. 18874 (the “Bovie Complaint”)
May 11, 2001	Efrem Weitschner v. William P. Fricks, et al., C.A. No. 18875 NC (the “Weitschner Complaint”)

Each of the four complaints purports to be filed by a stockholder of the Company and includes a request for a declaration that the action be maintainable as a class action. Each seeks, among other things, injunctive relief, unspecified damages and fees of attorneys and experts. A copy of each of the complaints is filed as an exhibit to the Purchaser’s Schedule TO. The following description of the complaints does not purport to be complete and is qualified in its entirety by the provisions of the complaints.

      The Heinmuller Complaint alleges, among other things, that the Offer and Merger are wrongful, unfair and harmful to the Company’s stockholders in that they constitute a sale of the Company without an appropriate process to obtain the best price reasonably available to stockholders of the Company, that the defendants have provided substantial benefits to the Company’s management under the Merger Agreement and have agreed to provisions that will impede the sale of the Company for the maximum consideration and that the defendants have breached their fiduciary duties to the stockholders of the Company. Included in the relief sought by the complaint is a request to enjoin the implementation of the Offer and Merger without an adequate process to obtain the best price available on the sale of the Company.

      The Ellis Investments Complaint, the Bovie Complaint and the Weitschner Complaint are similar. Each alleges, among other things, that the defendants failed to solicit competing bids for the Company and have refused to take steps to ensure that the stockholders of the Company will receive maximum value for their Shares. Included in the relief sought by the complaints is a request for an order that the individual defendants carry out their fiduciary duties to the stockholders of the Company.

      The Company believes that these complaints are without merit and intends to vigorously contest each lawsuit.

Item 12. Exhibits.

      Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

(a)(5)(vii) —	Complaint filed by Patricia Heinmuller, Trustee, in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 9, 2001.

(a)(5)(viii) —	Complaint filed by Ellis Investments, Ltd. in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001.

(a)(5)(ix) —	Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001.

(a)(5)(x) —	Complaint filed by Efrem Weitschner in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAIL ACQUISITION CORPORATION

By:	/s/ DAVID A. SAVNER

David A. Savner
Vice President and Secretary

GENERAL DYNAMICS CORPORATION

By:	/s/ DAVID A. SAVNER

David A. Savner
Senior Vice President and General Counsel

Dated: May 14, 2001

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EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated May 4, 2001.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(iv)	Press Release issued by General Dynamics on May 4, 2001.
(a)(5)(v)	Summary Advertisement as published in the Wall Street Journal on May 4, 2001.
(a)(5)(vi)	Press Release issued by General Dynamics on May 10, 2001.
*(a)(5)(vii)	Complaint filed by Patricia Heinmuller, Trustee, in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 9, 2001.
*(a)(5)(viii)	Complaint filed by Ellis Investments, Ltd. in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001.
*(a)(5)(ix)	Complaint filed by David Bovie in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001.
*(a)(5)(x)	Complaint filed by Efrem Weitschner in the Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001.
(b)	Financing Commitment Letter dated April 30, 2001 to General Dynamics from Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated April 24, 2001, by and among General Dynamics, the Purchaser and the Company (incorporated herein by reference to General Dynamics’ Current Report on Form 8-K dated April 24, 2001).
(d)(2)	Confidentiality Agreement dated March 26, 2001, between General Dynamics and the Company.
(e)	Not applicable.
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase).
(g)	None.
(h)	None.

*  Filed herewith; all others previously filed.

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